August 19, 2005
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	India Globalization Capital, Inc. Amendment No. 4 to Registration Statement on Form S-1 Registration Statement No. 333-124942
Dear Mr. Reynolds:
India Globalization Capital, Inc. (the “Company”) has filed with the Commission an Amendment No. 4 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with five paper copies of Amendment No. 4, marked to show the changes made from Amendment No. 3 to the Registration Statement which was filed with the Commission on August 11, 2005. The changes reflected in Amendment No. 4 are as follows:
1.      Prospectus, page 58, Underwriting. We have revised the list of states where the units, common stock and warrants will be eligible for sale on the secondary market.
2.      Exhibit 1.1, Form of Underwriting Agreement. We have added a new section 4.9 to provide as a condition to closing that the units shall have been approved for quotation on the NASD OTC Bulletin Board.
3.      Exhibit 5.1, Opinion of Seyfarth Shaw LLP. We have filed the legality opinion and consent with this Amendment No. 4.
4.      Exhibit 10.4, Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant. We have revised the Trust Agreement to provide for the escrow of a portion of the underwriter’s discount and non-accountable expenses allowance, as previously described in the prospectus filed with Amendment No. 3.
5.      Exhibit 23.1, Consent of Goldstein Golub Kessler LLP. We have filed a new consent of Goldstein Golub Kessler LLP.

     The Company appreciates the Staff’s comments with respect to Amendment No. 2 to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 269-8962.
Very truly yours,
SEYFARTH SHAW LLP

/s/ Michael E. Blount
MEB: tbm

cc:	Thomas Kluck Mike Karney Maureen Bauer Terence O’Brien Ram Mukunda John Cherin Stanley Jutkowitz Jay Kaplowitz Peter Bilfield Peter Gennuso

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